Total Fund Solution
c/o U.S. Bank Global Fund Services
615 E. Michigan Street
Milwaukee, WI 53202

November 23, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:    Total Fund Solution (the “Trust”)
Securities Act Registration No: 333-258648
Investment Company Registration No: 811-23724
Cromwell Investment Advisors, LLC and Total Fund Solution - exemptive relief

Dear Sir or Madam:

Pursuant to Rule 485(a)(2) of the Securities Act of 1933, as amended, (the “1933 Act”), the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder, transmitted herewith on behalf of the Trust to add a new series, the Cromwell CenterSquare Real Estate Fund, is Post-Effective Amendment No. 1 under the 1933 Act and Amendment No. 3 under the 1940 Act to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

The Trust anticipates that this filing shall become effective on or around February 7, 2022; pursuant to Rule 485(a)(2) of the 1933 Act. At or before that time, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Amendment. The purpose of that filing will be to incorporate any comments made by the Staff on this Amendment and to update any missing information and/or file updated exhibits to the Registration Statement.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (626) 914-7363 or elaine.richards@usbank.com.

Very truly yours,

/s/ Elaine E. Richards

Elaine E. Richards
Secretary of Total Fund Solution

Enclosures